BC FORM 53-901F

						Securities Act

			MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.	Date of Material Change

November 15, 2002

Item 3.	Press Release

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the "Company") announces a non-brokered private placement in the amount of $1,000,000. These funds will be raised by the Company issuing a total of 10,000,000 units at a price of $0.10 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.12 for two years. A portion of the units will be flow through units.
 A finder's fee is payable on a portion of the funds raised in the private placement.

The Company has granted 2,000,000 incentive stock options to certain of its directors and employees at a price of $0.12 per share. In addition, the Company has re-priced the following outstanding stock options:

A. 2,260,000 stock options, which are currently exercisable at $0.28 per share until January 16, 2012 to be re-priced to $0.12 per share for the balance of the term;

B. 100,000 stock options, which are currently exercisable at $0.32 per share until February 13, 2004 to be re-priced to $0.12 per share for the balance of the term;

C. 500,000 stock options, which are currently exercisable at $0.28 per share until April 3, 2004 to be re-priced to $0.12 per share for the balance of the term.

The Company has also agreed, subject to TSX Venture Exchange acceptance and written approval from warrant holders, to re-price the following outstanding warrants:

A. 4,000,000 warrants, which are currently exercisable at $0.44 per share until June 4, 2004 to be re-priced to $0.12 per share for the balance of the term;

B. 1,666,667 warrants, which are currently exercisable at $0.70 per share until July 8, 2003 and at $0.80 per share from July 9, 2003 until July 8, 2004 to be re-priced to $0.12 per share for the balance of the term.

The terms of both sets of warrants listed above will also be amended, as required under TSX Venture Exchange policy, such that if trading price of the Company's shares exceeds $0.15 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

All of the above is subject to the approval of the TSX Venture Exchange.

Item 4.	Summary of Material Change

See Item 3 above.

Item 5.	Full Description of Material Change

See Item 3 above.

Item 6.	Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on
Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

David Patterson, Chief Executive Officer

Telephone: (604) 683-0564

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. this 15th day of November, 2002.


DONNER MINERALS LTD.

Per:
"David Patterson"
DAVID PATTERSON
Chief Executive Officer